This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or in the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

June 19, 2006

NOVAGOLD RESOURCES INC.

OFFER TO PURCHASE FOR CASH

all of the outstanding Common Shares of

PIONEER METALS CORPORATION

for $0.57 per Common Share

NovaGold Resources Inc. (“NovaGold” or the “Offeror”) hereby offers (the “Offer”) to purchase all of the outstanding common shares (“Common Shares”) of Pioneer Metals Corporation (“Pioneer”), including Common Shares which may become outstanding prior to the Expiry Time on the exercise of outstanding Options or other rights to acquire Common Shares but excluding Common Shares owned by NovaGold.

The Offer will be open for acceptance until 9:00 p.m. (Vancouver time) on July 25, 2006 (the “Expiry Time”), unless extended or withdrawn.

The Offer is subject to the conditions set forth in Section 4 of the Offer, “Conditions of the Offer”, including without limitation there being validly deposited under, and not withdrawn from, the Offer that number of Common Shares which, when combined with all Common Shares then held by NovaGold and its affiliates, represents not less than 662/3% of the then outstanding Common Shares on a fully-diluted basis.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”). The $0.57 offer price represents a premium of 33% over the closing price of the Common Shares on the TSX on June 16, 2006, the last trading day prior to the public announcement of the Offeror’s intention to make the Offer and a premium of 30% over the volume weighted average trading price of the Common Shares on the TSX for the 20 trading days ended June 16, 2006.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on BLUE PAPER) or a manually signed facsimile thereof and deposit it, together with certificates representing their Common Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on GREEN PAPER).

Questions and requests for assistance may be directed to the Information Agent or the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the last page of this document. Persons whose Common Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Shareholders should be aware that, during the Offer, NovaGold and/or its affiliates, directly or indirectly, may bid for and make purchases of Common Shares as permitted by applicable laws or regulations of Canada or its provinces or territories.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Common Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:
Kingsdale Shareholder Services Inc.	RBC Capital Markets
	In Canada:	In the United States:
North American Toll Free: 1-866-833-6977	RBC Dominion	RBC Capital
	Securities Inc.	Markets Corporation
(continued on next page)

(continued from cover)

          Except as otherwise indicated, the information concerning Pioneer contained in the Offer and Circular has been taken from, or is based upon, publicly available information and records on file with Canadian securities regulatory authorities and other public sources. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from those filings or whether there has been a failure by Pioneer to disclose events that may have occurred or may affect the significance or accuracy of any such information.

___________________________

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

          The Offer is being made for the securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements. Shareholders should be aware that such disclosure requirements are different from those of the United States.

          Shareholders should be aware that the disposition of Common Shares pursuant to the Offer may have tax consequences both in the United States and Canada. Such consequences under United States tax law for investors who are resident in, or citizens of, the United States or otherwise subject to taxation in the United States are not fully described herein. See “Canadian Federal Income Tax Considerations” in Section 17 of the Circular.

          The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that the Dealer Manager named in the Offer or Circular may be a resident of Canada, and that all or a substantial portion of the assets of the Offeror and of said persons may be located outside the United States. The enforcement by Shareholders of civil liabilities under the United States federal securities laws may also be affected adversely by the fact that Pioneer is incorporated under the laws of British Columbia and that some or all of its officers and directors may be residents of Canada.

          United States federal income tax law generally requires that a U.S. Securityholder who receives cash in exchange for Common Shares must provide the Depositary with his or her correct Taxpayer Identification Number (“TIN”), which, in the case of a holder of Common Shares who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the IRS and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

          To prevent backup withholding, each U.S. Securityholder must provide his or her correct TIN by completing the “Substitute Form W-9” set forth in the Letter of Transmittal, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the IRS that he or she is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the IRS has notified the holder that he or she is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien). Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements.

          If the Substitute Form W-9 is not applicable to a U.S. Securityholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty or perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary. A U.S. SECURITYHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THE LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

- ii -

NOTICE TO OPTIONHOLDERS

          The Offer is made only for Common Shares and is not made for any Options or any other rights to acquire Common Shares. Any holder of Options or other rights to acquire Common Shares who wishes to accept the Offer must exercise such Options or other rights to obtain Common Shares and deposit certificates representing those Common Shares under the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of Options or other rights to acquire Common Shares that they will have Common Shares certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

- iii -

- iv -

SUMMARY

          The following is a summary only and is qualified by the detailed provisions contained in the Offer and the Circular. Capitalized terms used but not defined herein are defined in the Glossary which appears immediately following this Summary. Shareholders are urged to read the Offer and the Circular in their entirety.

The Offer

          The Offer is for all of the issued and outstanding Common Shares, including Common Shares which may become outstanding on the exercise of Options or other rights to acquire Common Shares, but excluding Common Shares owned by NovaGold, for $0.57 cash per Common Share.

          Based on publicly available information, the Offeror believes that, as at June 16, 2006, there were approximately 60,065,876 Common Shares outstanding. The Offeror currently owns 3,921,568 Common Shares, representing approximately 6.53% of the outstanding Common Shares and has exercised warrants for 1,960,784 Common Shares, although the Common Shares have not been issued by Pioneer. See Section 5 of the Circular, “Ownership of Common Shares”.

          The Common Shares are listed on the TSX under the symbol “PSM”.

          See Section 1 of the Offer, “The Offer” and Section 11 of the Circular, “Information Concerning Common Shares”.

NovaGold Resources Inc.

          NovaGold is engaged in the exploration of mineral properties in Alaska and Western Canada, with three of its properties progressing towards development. The Offeror conducts its operations through wholly-owned subsidiaries and joint ventures. Since 1998, the Offeror has assembled a portfolio of gold and base metal properties. The Offeror is primarily focussed on gold properties, some of which have significant copper and silver resources. Three of the Offeror’s properties are advanced stage exploration projects with defined gold resources, and one property, the Ambler project, is an earlier stage polymetallic massive sulphide deposit. NovaGold had $202 million of unrestricted cash at May 31, 2006 with no long-term debt. The Offeror’s Common Shares are listed on the TSX and the American Stock Exchange under the symbol “NG”.

          NovaGold is incorporated under the Companies Act (Nova Scotia). Its principal office is located at 2300 – 200 Granville Street, Vancouver, British Columbia V6C 1S4. NovaGold’s telephone number is 604-669-6227 and website is www.novagold.net. The information contained in NovaGold’s website is not incorporated by reference in this Offer or Circular.

Pioneer Metals Corporation

          Pioneer’s public disclosure indicates that it holds interests in several non-producing gold and base metals properties in Canada and the United States, including the Grace gold-copper project (the “Grace Property”) in British Columbia which is contiguous to the Offeror’s Galore Creek project. Pioneer’s public disclosure indicates that its major asset is its 100% owned Puffy Lake Gold Mine and Mill near Sherridon, Manitoba and some of the Pioneer’s primary objectives are: to find a suitable joint venture partner to finance and operate the reactiviation of the Puffy Lake Gold Mine and Mill; the discovery and delineation of existing and new, economic gold and base metals deposits; and to find suitable properties for acquisition and exploration.

Purpose of the Offer

          The purpose of the Offer is to enable NovaGold to acquire all of the Common Shares other than the Common Shares owned by NovaGold. If, within four months after the date of the Offer, at least 90% of the outstanding Common Shares not held by NovaGold, its affiliates or their nominees are validly tendered pursuant to the Offer, the conditions of the Offer are otherwise satisfied or waived and NovaGold takes up and pays for the Common Shares validly deposited under the Offer, NovaGold intends to undertake a Compulsory Acquisition, if available, to acquire all of the Common Shares not deposited under the Offer or, if a Compulsory Acquisition is not available, NovaGold intends to seek a special meeting of shareholders to be called to consider a statutory arrangement, amalgamation or other transaction that may constitute a Subsequent Acquisition Transaction for the purposes of enabling NovaGold to acquire all of the Common Shares not deposited under the Offer. See Section 13 of the Circular, “Acquisition of Common Shares Not Deposited”.

Background to the Offer and Plans for Pioneer

          The Offeror’s copper-gold-silver project at Galore Creek in British Columbia is at an advanced stage of exploration, the feasibility study is anticipated to be completed in the second half of 2006, a comprehensive participation agreement has been signed with the Tahltan First Nation in support of development of the project and a definitive agreement has recently been entered into for the acquisition of Coast Mountain Power Corp., a “green power” company which has a hydro electric project near the Galore Creek project.

          Pioneer is the owner of several sub-surface mineral claims which comprise the Grace Property. The Grace Property is directly adjacent to the Galore Creek project. In March 2004, Pioneer and the Offeror entered into an option agreement in which Pioneer granted the Offeror the right to acquire a 60% interest in the Grace claims. On October 17, 2005, Pioneer commenced a legal action against the Offeror in which it claims that the Offeror’s only objective in entering into the option agreement was to use the Grace Property as a tailings site for the Galore Creek mine and that the Offeror failed to incur the required level of exploration expenditures as required by the option agreement. Pioneer seeks to have the Offeror’s option on the Grace Property rescinded among other things. Contrary to Pioneer’s allegations in the lawsuit, the Offeror did not have a “hidden agenda” with respect to the Grace Property and has performed and is performing all its obligations under the option agreement. The exploration program carried out to date by the Offeror on the Grace Property has been extensive and, although no potentially economic mineralization has been found, the Offeror intends to continue the exploration program contemplated under the terms of the option agreement and specific exploration targets have been identified for the 2006 program.

          The government of British Columbia, which owns the surface and approves the location of any mine facilities, has granted the Offeror a permit to conduct surface work and condemnation drilling over a portion of the Grace Property which the Offeror proposes to use as a possible tailings site for the Galore Creek project. The Offeror has no intention to create a tailings site over any portion of the Grace Property where it would be reasonable to expect there could be economically valuable mineralization and the location of the tailings site does not preclude further exploration on the Grace Property. Although the Offeror does not consider it essential that it own all or any portion of the Grace claims for the purpose of proceeding with the Galore Creek project, the acquisition of 100% of Pioneer’s interest in the Grace Property would facilitate the optimization of the development of the Galore Creek district. However, in a number of discussions between Rick Van Nieuwenhuyse, the President and Chief Executive Officer of the Offeror, and Stephen Sorensen, the President and Chief Executive Officer of Pioneer, it became apparent to the Offeror that the successful negotiation with Pioneer’s management of the purchase of Pioneer’s interest in the Grace Property could not be accomplished on commercially reasonable terms.

          If the Offer is successful and the Offeror acquires 100% of the outstanding Common Shares, the Offeror will be able to consolidate its land position in the Galore district, including the contiguous Galore Creek project and Grace Property, and intends to conduct a detailed review of Pioneer’s other assets, operations, policies and personnel to determine what changes, if any, should be considered in light of such review and the circumstances at that time.

Time for Acceptance

          The Offer is open for acceptance until 9:00 p.m. (Vancouver time) on July 25, 2006, or such later time and date to which the Offer may be extended, unless withdrawn by the Offeror.

Manner of Acceptance

          A Shareholder wishing to accept the Offer must deposit his or her Common Share certificate(s), together with a properly completed and executed Letter of Transmittal (printed on BLUE PAPER) or a manually signed facsimile thereof, at or prior to the Expiry Time at any one of the offices of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal and in Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal”.

          If a Shareholder wishes to deposit Common Shares pursuant to the Offer and the certificates representing such Common Shares are not immediately available, or if the certificates and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be deposited validly under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on GREEN PAPER). See Section 3 of the Offer, “Manner of Acceptance - Procedure For Guaranteed Delivery”.

          Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Common Shares directly to the Depositary or by utilizing the services of a Soliciting Dealer.

Conditions of the Offer

          The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror prior to the Expiry Time, including the condition that there be validly deposited under, and not withdrawn from, the Offer such number of Common Shares which, when combined with Common Shares then held by NovaGold and its affiliates, represents not less than 662/3% of the then outstanding Common Shares on a fully-diluted basis. For a complete description of the conditions of the Offer, see Section 4 of the Offer, “Conditions of the Offer”.

Payment

          Upon the terms and subject to the conditions of the Offer, NovaGold will take up Common Shares validly deposited under the Offer and not withdrawn not later than ten days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of three business days after they are taken up and ten days after the Expiry Date. Any Common Shares deposited under the Offer after the first date upon which Common Shares are first taken up under the Offer will be taken up and paid for within ten days of such deposit. See Section 6 of the Offer, “Payment for Deposited Shares”.

Withdrawal of Deposited Common Shares

          Any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, “Withdrawal of Deposited Shares”.

Canadian Federal Income Tax Considerations

          A Shareholder who is resident in Canada, holds Common Shares as capital property and disposes of such Common Shares under the Offer will realize a capital gain (or a capital loss) equal to the amount by which the amount of cash received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of such Common Shares.

          Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to Canadian tax in respect of any capital gain realized on the sale of Common Shares under the Offer unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty. See Section 17 of the Circular, “Canadian Federal Income Tax Considerations”.

Depositary and Information Agent

          CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal or Notices of Guaranteed Delivery at the offices specified herein and in the Letter of Transmittal and Notice of Guaranteed Delivery. See Section 3 of the Offer, “Manner of Acceptance”.

          Kingsdale Shareholder Services Inc. has been retained as the Information Agent for the Offer. The Information Agent may contact Shareholders by mail, telephone, facsimile or personal interview and may request banks, stockbrokers, investment dealers and other nominees to forward materials relating to the Offer to beneficial holders of Common Shares. Questions and requests for assistance relating to the Offer may be directed to the Information Agent at the address and phone numbers set forth on the cover and the back pages of this Offer and Circular.

Dealer Manager and Soliciting Dealer Group

          RBC Dominion Securities Inc. has been retained as Dealer Manager for the Offer and to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada, the TSX and the TSX Venture Exchange to solicit acceptances of the Offer in Canada. The Dealer Manager will also solicit acceptances of the Offer in the United States through its U.S. affiliate, RBC Capital Markets Corporation. The Offeror will pay the Dealer Manager and Soliciting Dealers certain fees to solicit acceptances of the Offer, as described under Section 15 of the Circular, “Dealer Manager and Soliciting Dealer Group”.

GLOSSARY

          In the Offer and Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“affiliate” has the meaning ascribed thereto in the BCBCA as of the date hereof;

“AMF” means Autorité des marchés financiers (Québec);

“associate” has the meaning ascribed thereto in the BCSA as of the date hereof;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“BCSA” means the Securities Act (British Columbia), as amended;

“Circular” means the take-over bid circular accompanying and forming part of the Offer;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act;

“Common Share” means a common share in the capital of Pioneer;

“Competition Act” means the Competition Act (Canada), as amended;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited - Compulsory Acquisition”;

“Court” means the Supreme Court of British Columbia;

“CRA” means Canada Revenue Agency;

“Dealer Manager” means RBC Dominion Securities Inc., in Canada, and RBC Capital Markets Corporation, in the United States;

“Depositary” means CIBC Mellon Trust Company;

“Dissenting Offeree” has the meaning ascribed thereto in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited - Compulsory Acquisition”;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers in the United States, or banks or trust companies in the United States;

“Expiry Date” means July 25, 2006, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

“Expiry Time” means 9:00 p.m. (Vancouver time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

“fully-diluted basis” means, with respect to the number of Common Shares, the number of such Common Shares that would be outstanding assuming all Options and other securities convertible or exercisable into Common Shares had been exercised;

“Information Agent” means Kingsdale Shareholder Services Inc.;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer and the Circular (printed on BLUE PAPER);

“Minimum Tender Condition” has the meaning given in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on GREEN PAPER);

“NovaGold” means NovaGold Resources Inc.;

“Offer Period” means the period commencing on the date hereof and ending at the Expiry Time;

“Offer” means the offer to purchase Common Shares made hereby, the terms and conditions of which are set forth in the accompanying Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

“Offeror’s Notice” has the meaning ascribed thereto in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited – Compulsory Acquisition”;

“Offeror” means NovaGold;

“Option” means an option to purchase Common Shares granted by Pioneer pursuant to its stock option plan or other employee compensation arrangement;

“OSC Rule 61-501” means OSC Rule 61-501 entitled “Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions”;

“OSC” means the Ontario Securities Commission;

“Pioneer” means Pioneer Metals Corporation;

“Policy Q-27” means Policy Statement Q-27 of the AMF entitled “Protection of Minority Securityholders in the Course of Certain Transactions”;

“Second-Step Transaction” means a Subsequent Acquisition Transaction or a Compulsory Acquisition;

“Shareholders” means the holders of Common Shares, and “Shareholder” means any one of them;

“Soliciting Dealer” has the meaning ascribed thereto in Section 15 of the Circular, “Dealer Manager and Soliciting Dealer Group”;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited – Subsequent Acquisition Transaction”;

“Subsidiary” has the meaning ascribed thereto in the BCBCA;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Proposals” means all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Circular; and

“TSX” means the Toronto Stock Exchange.

THE OFFER

June 19, 2006

TO:   THE HOLDERS OF COMMON SHARES OF PIONEER METALS CORPORATION

1.       The Offer

          The Offeror hereby offers, on and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including Common Shares which may become outstanding on the exercise of Options or other rights to acquire Common Shares, but excluding the Common Shares owned by the Offeror, for $0.57 cash per Common Share.

          The Offer is made only for Common Shares and is not made for any Options or any other rights to acquire Common Shares. Any holder of Options or other rights to acquire Common Shares who wishes to accept the Offer must exercise such Options or other rights to obtain Common Shares and deposit certificates representing those Common Shares under the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of Options or other rights to acquire Common Shares that they will have Common Share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

          The accompanying Circular, which is incorporated into and forms part of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information which should be read carefully before making a decision with respect to the Offer.

2.       Time For Acceptance

          The Offer is open for acceptance for the period commencing on the date hereof and ending on the Expiry Time, being 9:00 p.m. (Vancouver time) on July 25, 2006, or such later time and date as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless withdrawn by the Offeror.

3.       Manner of Acceptance

Letter of Transmittal

          The Offer may be accepted by:

(a)

delivering to the Depositary at the office locations listed in the Letter of Transmittal accompanying the Offer, so as to arrive there not later than the Expiry Time, a Letter of Transmittal (printed on BLUE PAPER), or a manually executed facsimile thereof, duly completed and executed as required by the rules and instructions set out in the Letter of Transmittal and any other relevant documents required by the rules and instructions set out in the Letter of Transmittal, together with the certificates representing the Common Shares in respect of which the Offer is being accepted; or

(b)	complying with the guaranteed delivery procedures described below.

          Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the Common Share certificate(s) deposited therewith, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

          If a Shareholder wishes to deposit Common Shares pursuant to the Offer and: (i) the certificate(s) representing the Common Shares are not immediately available; or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer, provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)

a Notice of Guaranteed Delivery (printed on GREEN PAPER) in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and signed, is received by the Depositary at its Toronto office at or prior to the Expiry Time as set forth in the accompanying Notice of Guaranteed Delivery; and

(c)

the certificate(s) representing deposited Common Shares in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and signed, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

          The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery to any office other than the Toronto office of the Depositary specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of making a guaranteed delivery.

General

          In all cases, payment by the Depositary for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificate(s) representing the Common Shares, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

          The method of delivery of certificate(s) representing Common Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

          Shareholders whose Common Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

          The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer and the Letter of Transmittal.

          All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation on the Offeror, the Dealer Manager, the Information Agent, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

          The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4.       Conditions of the Offer

          The Offeror shall have the right to withdraw the Offer and not take up and pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common

Shares deposited under the Offer, if any of the following conditions are not satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)

at the Expiry Time there shall have been validly deposited under the Offer and not withdrawn that number of Common Shares which, when combined with the number of Common Shares then owned by NovaGold and its affiliates, represents not less than 662/3% of the outstanding Common Shares at the Expiry Time, on a fully-diluted basis (the “Minimum Tender Condition”);

(b)

all governmental and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, without limitation, those of any stock exchange or other securities or regulatory authorities) that, in the Offeror’s sole judgment, are necessary or desirable to complete the Offer or any Second-Step Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its sole judgment;

(c)

Pioneer shall not have entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing NovaGold’s ability to acquire Pioneer or otherwise diminishing the expected economic value to NovaGold of the acquisition of Pioneer including, but not limited to, any material issuance of new securities of Pioneer, the declaration of any extraordinary dividend, the adoption of a shareholder rights plan or any other transaction not in the ordinary course of Pioneer’s business;

(d)

no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority, stock exchange or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law and no law, regulation or policy shall have been proposed, enacted, changed, promulgated or applied, which in the sole judgment of the Offeror:

(i)

seeks to prohibit or impose any material limitations, conditions or additional costs on NovaGold or NovaGold’s ownership or operation of all or any material portion of NovaGold’s or Pioneer’s businesses or assets, or to compel NovaGold or its affiliates to dispose of or hold separate any material portion of the business or assets of Pioneer or NovaGold and their respective affiliates as a result of the Offer or any Second-Step Transaction;

(ii)

challenges, or would prevent or make uncertain, the acquisition by NovaGold of any Common Shares under the Offer or a Second-Step Transaction, seeks to restrain or prohibit the making or consummation of the Offer or a Second-Step Transaction, or seeks to obtain from NovaGold or Pioneer any material damages in connection with the making or consummation of the Offer or a Second-Step Transaction;

(iii)

seeks to impose material limitations or conditions on the ability of NovaGold, or render NovaGold unable, to accept for payment, pay for or purchase some or all of the Common Shares pursuant to the Offer or a Second-Step Transaction;

(iv)

seeks to impose material limitations or conditions on the ability of NovaGold to effectively exercise full rights of ownership of the Common Shares, including, without limitation, the right to vote the Common Shares purchased by it on all matters properly presented to the Shareholders;

	(v)	seeks to require divestiture by NovaGold, Pioneer or any of their Subsidiaries or affiliates of any Common Shares or assets as a result of the transactions contemplated by the Offer;

(vi)	if the purchase by NovaGold of Common Shares under the Offer or any Second-Step Transaction were consummated, would be adverse to NovaGold or Pioneer; or

(vii)	would otherwise make it inadvisable for NovaGold to complete the Offer;

(e)

the Offeror shall have determined, in its sole judgment, that no order, ruling, judgment or other decision shall have been granted or made in any litigation between NovaGold and Pioneer that is adverse to NovaGold or makes it inadvisable for NovaGold to complete the Offer;

(f)	Pioneer shall not have assigned, transferred or otherwise disposed of all or any portion of its interest in any litigation between NovaGold and Pioneer;

(g)

the Offeror shall have determined, in its sole judgment, that there is no prohibition at law against the Offeror making or maintaining the Offer, or taking up and paying for any Common Shares deposited under the Offer, or completing any Second-Step Transaction;

(h)

the Offeror shall have determined, in its sole judgment, that none of Pioneer, its Subsidiaries, or any third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action, which might make it inadvisable for the Offeror to proceed with the Offer and/or take up and pay for Common Shares under the Offer, including, without limitation: (i) any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Pioneer or its Subsidiaries (other than a sale, disposition or other dealing between Pioneer and any wholly-owned Subsidiary); (ii) any issuances of securities (other than exercise of vested Options outstanding on the date hereof) or options or other rights to purchase securities; (iii) the payment of any dividends or other distributions or payments; (iv) any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Pioneer or any of its Subsidiaries; (v) any take-over bid (other than the Offer), merger, amalgamation (other than between Pioneer and any wholly-owned Subsidiary), statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Pioneer or any of its Subsidiaries; (vi) any capital expenditure by Pioneer or any of its Subsidiaries not in the ordinary course of business consistent with past practice; (vii) entering into, modifying or terminating any material agreements of Pioneer or its Subsidiaries (including agreements relating to credit facilities) or agreements or arrangements with their respective directors, senior officers or employees, except for such agreements or arrangements entered into, modified or terminated in the ordinary course of business consistent with past practice; (viii) instituting, cancelling or modifying any pension plan or other employee benefit arrangement; (ix) any incurrence of material debt or project financing or material steps in furtherance thereof; or (x) any plan, intention or agreement to do any of the foregoing;

(i)

the Offeror shall have determined, in its sole judgment, that no property right, tenure right, franchise or license of Pioneer or its Subsidiaries or the Offeror or its Subsidiaries has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of making the Offer, taking up and paying for Common Shares thereunder, completing a Second-Step Transaction or otherwise;

(j)

the Offeror shall have determined, in its sole judgment, that no covenant, term or condition exists in any instrument or agreement to which Pioneer or any of its Subsidiaries is a party or by which any of them is bound, which might make it inadvisable for the Offeror to proceed with the Offer, with taking up and paying for Common Shares thereunder or with a Second-Step Transaction including, without limitation, any default, right of termination, acceleration or other adverse event that may ensue as a result of the Offeror taking up and paying for Common Shares under the Offer or completing a Second-Step Transaction;

(k)	the Offeror shall have determined, in its sole judgment, that there has not occurred (or if there has occurred prior to the date of the Offer, there has not been generally disclosed or otherwise discovered) any change, transaction, event, condition or effect (or any condition, event, circumstance or development involving a prospective change, transaction, event, condition or effect) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties, constating documents, licenses, permits, rights or privileges, whether contractual or otherwise, or liabilities (including contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of Pioneer or its Subsidiaries which is or may be adverse, or that could reasonably be expected to be adverse, to Pioneer or any of its Subsidiaries or the value of the Common Shares to the Offeror;

(l)

all outstanding Options or other rights or entitlements to purchase or otherwise acquire authorized and unissued Common Shares shall have been exercised in full, or irrevocably released, surrendered and waived by the holders thereof on terms and conditions satisfactory to the Offeror;

(m)

the Offeror shall have determined, in its sole judgment, that there does not exist and has not occurred, developed or come into effect or existence: (i) any event, action, state, condition or financial occurrence of national or international consequence; (ii) any acts of terrorism or hostilities or the escalation thereof; (iii) any other calamity or crisis; or (iv) any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which, in any case, adversely affects, disrupts or involves, or could reasonably be expected to materially adversely affect, disrupt or involve, the financial, banking, capital or loan syndication markets or the financial, currency exchange or securities industries in, British Columbia or elsewhere, or the financial condition, business, operations, capital, assets, affairs or prospects of Pioneer or its Subsidiaries, individually or taken as a whole, or which makes it inadvisable for the Offeror to proceed with the Offer or take-up and pay for Common Shares under the Offer;

(n)

there shall not exist any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings made before the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Pioneer with any governmental or regulatory authority or stock exchange in Canada or elsewhere;

(o)

the directors of Pioneer shall have made commitments satisfactory to the Offeror, in its sole judgment, to: (i) effect an orderly transition of the Board of Directors of Pioneer contemporaneously with, or immediately after, the Offeror taking up and paying for a number of Common Shares which, when combined with the number of Common Shares then owned by NovaGold and its affiliates, represents not less than a majority of the Common Shares then outstanding, including, if requested by NovaGold, resigning in favour of such nominees as may be specified by the Offeror; and (ii) release Pioneer from all claims they may have against Pioneer in their capacity as directors, other than existing rights to indemnification and insurance and customary directors’ fees and expenses for attendance at meetings of the Board of Directors or committees thereof of Pioneer;

(p)

if any other potential acquiror of Common Shares or of a significant portion of the assets of Pioneer or its Subsidiaries or any other party considering (or seeking information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction with Pioneer or any of its Subsidiaries has been provided with, or given access to, non-public information concerning Pioneer or any of its Subsidiaries or access to management of Pioneer, at any time within 120 days prior to the announcement of the Offer or at any time after the announcement of the Offer, then Pioneer shall have provided, or given access to, the Offeror the same non-public information relating to Pioneer and access to management of Pioneer on substantially the same terms and conditions as may be imposed on such other party, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to complete the acquisition of Common Shares under the Offer or a Second-Step Transaction; and

(q)

the Offeror shall have determined, in its sole judgment, that: (i) there have not been any changes in compensation or other amounts paid or payable by Pioneer or its Subsidiaries to their directors, officers or employees, including the granting of additional securities, stock options or bonuses; and (ii) Pioneer has publicly disclosed, prior to the date of the Offer, all material terms of any agreement or arrangement with its directors, officers or employees with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder.

          The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the foregoing conditions to the Offer may be made in its sole judgment and will be final and binding upon all parties.

          Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication (subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) by the Offeror to that effect to the Depositary at its principal office in Vancouver, British Columbia. The Offeror, forthwith after giving any such notice or communication, will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

5.       Extension, Variation or Change in the Offer

          The Offer is open for acceptance until, but not after, the Expiry Time, unless the Offer is withdrawn or extended.

          The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written notice or other communication (subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Vancouver, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, to all registered holders of Common Shares that have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Vancouver.

          Except for a variation in the terms of the Offer consisting solely of a waiver of one or more conditions, if the terms of the Offer are varied, the Offer will not expire before ten days after the notice of such variation has been delivered to Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable courts or securities regulatory authorities.

          If before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Vancouver, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, to all registered holders of Common Shares that have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Vancouver.

          Notwithstanding the foregoing but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares then deposited under the Offer and not withdrawn.

          During any such extension or in the event of any variation or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Deposited Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”. If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.       Payment for Deposited Shares

          If all the conditions referred to in Section 4 of the Offer, “Conditions of the Offer” have been satisfied or waived at the end of the Offer Period, the Offeror will, in accordance with the terms of the Offer, take up Common Shares validly deposited under the Offer and not withdrawn not later than ten days after the Expiry Date. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of three business days after they are taken up and ten days after the Expiry Date. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

          For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment the Common Shares validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice or other communication (subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) to the Depositary at its principal office in Vancouver to that effect.

          The Offeror expressly reserves the right, in its sole discretion, to delay taking up and paying for any Common Shares or to terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof or other communication (subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) to the Depositary at its principal office in Vancouver. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable law. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

          The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

          The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt thereof by persons depositing Common Shares.

          Settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque, payable in Canadian funds, representing the cash to which the depositing Shareholder is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the cheques will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by mail to such person at the address specified in the

Letter of Transmittal. If no such address is specified, such cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Pioneer. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a depositing Shareholder. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

          Depositing Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Common Shares directly with the Depositary or if they use the services of the Dealer Manager to accept the Offer. If a depositing Shareholder holds Common Shares through a broker or other nominee and such broker or nominee deposits the Common Shares on the Shareholder’s behalf, the broker or nominee may charge a fee for performing this service.

7.       Return of Deposited Shares

          Any deposited Common Shares that are not taken up by the Offeror will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Offer, by sending certificates representing Common Shares not purchased by mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such address is not so specified, to such address as shown on the register of Shareholders maintained by or on behalf of Pioneer.

8.       Withdrawal of Deposited Shares

          Except as otherwise stated in this Section 8, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time provided that the Common Shares have not been taken up by the Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such Common Shares; or

(b)	at any time before the expiration of ten days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs: (A) before the Expiry Time; or (B) after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than: (A) a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days; or (B) a variation consisting solely of the waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but subject to abridgement or elimination of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities, and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice; or

(c)	if the Common Shares have not been paid for by the Offeror within three business days after having been taken up.

          If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in (b) above are applicable, the Offer shall be extended without the Offeror first taking up the Common Shares which are subject to the rights of withdrawal.

          Withdrawals of Common Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Common Shares are taken up and paid for. Notice of withdrawal: (i) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Common Shares which are to be withdrawn; and (iii) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out in such letter), except in the case of Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal.

          All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. None of the Depositary, the Offeror or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

          If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable law.

          Any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

          In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 19 of the Circular, “Statutory Rights”.

9.       Notices and Delivery

          Except as otherwise provided in the Offer, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the register of Shareholders maintained by or on behalf of Pioneer and unless otherwise specified by applicable law will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or in any other country following mailing.

          In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX and: (a) it is published once in the National Post and La Presse newspapers, provided that if the National Post or La Presse newspaper is not being generally circulated, publication thereof shall be made in the Globe and Mail newspaper or any other daily newspaper or newspapers of general circulation in the cities of Toronto, Vancouver and Montreal; or (b) it is given to CCN Matthews for dissemination through its facilities.

          The Offer will be mailed to registered Shareholders or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish the Offer to stockbrokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by the transfer agent in respect of Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares.

          Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10.      Mail Service Interruption

          Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificate(s) and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Payment for Deposited Shares”, cheques, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

11.      Changes in Capitalization; Dividends; Distributions; Liens

          If, on or after the date of the Offer, Pioneer should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor), to reflect such division, combination, reclassification, consolidation, conversion or other change.

          Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims, equities or rights of others of any nature and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares.

          If, on or after the date of the Offer, Pioneer should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date which is prior to the transfer to the name of the Offeror or its nominees or transferees on Pioneer’s transfer register of Common Shares accepted for purchase pursuant to the Offer, the whole of such distribution shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Common Shares and shall be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by proper documentation of transfer; provided that, in the case of a cash distribution payable to a depositing Shareholder that does not exceed the purchase price per Common Share payable in cash to such Shareholder pursuant to the Offer (if applicable), the amount of such distribution will be applied by the Offeror in full or partial payment of such cash purchase price and the amount of cash otherwise payable by the Offeror in payment of the purchase price will be reduced by such amount. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such distribution and may withhold the entire purchase price payable by the Offeror to the depositing Shareholder or deduct from the purchase price payable by the Offeror to the depositing Shareholder pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 17 of the Circular, “Canadian Federal Income Tax Considerations”.

12.      Possible Acquisition of Common Shares Not Deposited Under the Offer

          If, within four months after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the outstanding Common Shares not held at the date thereof by the Offeror, its affiliates or their nominees, the Offeror may avail itself, to the extent possible, of the provisions of Section 300 of the BCBCA, so as to acquire the remaining Common Shares from those Shareholders who have not accepted the Offer.

          If less than 90% of such Common Shares are so acquired by the Offeror pursuant to the Offer or the Offeror elects not to pursue the Compulsory Acquisition of Common Shares under the BCBCA or such provisions are otherwise unavailable, the Offeror intends to consider other means of acquiring all of the Common Shares in accordance with Canadian law, including by way of an arrangement, amalgamation, merger or other transaction that constitutes a Subsequent Acquisition Transaction. See Section 13 of the Circular, “Acquisition of Common Shares Not Deposited”.

13.      Market Purchases

          The Offeror reserves the right to, and the Offeror may, purchase Common Shares by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Common Shares through the facilities of the TSX until the third business day following the date of the Offer. The aggregate number of Common Shares acquired by the Offeror through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Common Shares as of the date of the Offer and the Offeror will issue and file a news release immediately after the close of business on the TSX on each day on which such Common Shares have been purchased. For these purposes, “Offeror” includes the Offeror and any person acting jointly or in concert with the Offeror.

          Although the Offeror has no present intention to sell Common Shares taken up under the Offer, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time.

14.      Other Terms of the Offer

          The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

          No stockbroker, investment dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized.

          The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

          The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Common Shares.

          No Offer is being made to, and no deposits will be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

          The accompanying Circular together with the Offer constitutes the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer.

Dated: June 19, 2006.

NOVAGOLD RESOURCES INC.

(Signed) RICK VAN NIEUWENHUYSE
President and Chief Executive Officer

CIRCULAR

          This Circular is furnished in connection with the accompanying Offer dated June 19, 2006 by the Offeror to purchase all of the issued and outstanding Common Shares other than Common Shares owned by the Offeror. The terms and conditions of the Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Terms defined in the Offer and used in this Circular have the meanings given to them in the Offer unless the context otherwise requires. Schedule I to this Circular is incorporated into and forms part of this Circular.

          Unless otherwise indicated, the information concerning Pioneer contained in the Offer and this Circular has been taken from, or based upon, publicly available documents and records on file with Canadian securities administrators, stock exchanges and other public sources. Although NovaGold has no actual knowledge that would indicate that any statements contained herein and taken from or based on such documents and records are untrue or incomplete, none of NovaGold or its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Pioneer to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to NovaGold.

1.       NovaGold Resources Inc.

          NovaGold is engaged in the exploration of mineral properties in Alaska and Western Canada, with three of its properties progressing towards development. The Offeror conducts its operations through wholly-owned subsidiaries and joint ventures. Since 1998, the Offeror has assembled a portfolio of gold and base metal properties. The Offeror is primarily focussed on gold properties, some of which have significant copper and silver resources. Three of the Offeror’s properties are advanced stage exploration projects with defined gold resources, and one property, the Ambler project, is an earlier stage polymetallic massive sulphide deposit. NovaGold had $202 million of unrestricted cash at May 31, 2006 with no long-term debt. The Offeror is listed on the TSX and the American Stock Exchange under the symbol “NG”.

          NovaGold is incorporated under the Companies Act (Nova Scotia). Its principal office is located at 2300 – 200 Granville Street, Vancouver, British Columbia V6C 1S4. NovaGold’s telephone number is 604-669-6227 and website is www.novagold.net. The information contained in NovaGold’s website is not incorporated by reference in this Offer or Circular.

2.       Pioneer Metals Corporation

          Pioneer’s public disclosure indicates that it holds interests in several non-producing gold and base metals properties in Canada and the United States, including the Grace Property in British Columbia which is contiguous to the Offeror’s Galore Creek project. Pioneer’s public disclosure indicates that its major asset is its 100% owned Puffy Lake Gold Mine and Mill near Sherridon, Manitoba and some of the Pioneer’s primary objectives are: to find a suitable joint venture partner to finance and operate the reactiviation of the Puffy Lake Gold Mine and Mill; the discovery and delineation of existing and new, economic gold and base metals deposits; and to find suitable properties for acquisition and exploration.

3.       Purpose of the Offer

          The purpose of the Offer is to enable NovaGold to acquire all of the Common Shares other than the Common Shares owned by NovaGold. If, within four months after the date of the Offer, at least 90% of the outstanding Common Shares not held by NovaGold, its affiliates or their nominees are validly tendered pursuant to the Offer, the conditions of the Offer are otherwise satisfied or waived and NovaGold takes up and pays for the Common Shares validly deposited under the Offer, NovaGold intends to undertake a Compulsory Acquisition, if available, to acquire all of the Common Shares not deposited under the Offer or, if a Compulsory Acquisition is not available, NovaGold intends to seek a special meeting of shareholders to be called to consider a statutory arrangement, amalgamation or other transaction that may constitute a Subsequent Acquisition Transaction for the purposes of enabling NovaGold to acquire all of the Common Shares not deposited under the Offer. See Section 13 of the Circular, “Acquisition of Common Shares Not Deposited”.

          NovaGold’s obligation to take up and pay for Common Shares tendered to the Offer is conditional on, among other things, the directors of Pioneer having made commitments satisfactory to NovaGold to effect an orderly transition of the Board of Directors contemporaneously with, or immediately after, NovaGold taking up and paying for a number of Common Shares which, when combined with the number of Common Shares then owned by NovaGold and its affiliates, represents not less than a majority of the Common Shares then outstanding. These arrangements include resigning from the board in favour of nominees of NovaGold.

4.       Background to the Offer and Plans for Pioneer Metals Corporation

          The Offeror’s copper-gold-silver project at Galore Creek in British Columbia is at an advanced stage of exploration, the feasibility study is anticipated to be completed in the second half of 2006, a comprehensive participation agreement has been signed with the Tahltan First Nation in support of development of the project and a definitive agreement has recently been entered into for the acquisition of Coast Mountain Power Corp., a “green power” company which has a hydro electric project near the Galore Creek project.

          Pioneer is the owner of several sub-surface mineral claims which comprise the Grace Property. The Grace Property is directly adjacent to the Galore Creek project. In March 2004, Pioneer and the Offeror entered into an option agreement in which Pioneer granted the Offeror the right to acquire a 60% interest in the Grace claims. On October 17, 2005, Pioneer commenced a legal action against the Offeror in which it claims that the Offeror’s only objective in entering into the option agreement was to use the Grace Property as a tailings site for the Galore Creek mine and that the Offeror failed to incur the required level of exploration expenditures as required by the option agreement. Pioneer seeks to have the Offeror’s option on the Grace Property rescinded among other things. Contrary to Pioneer’s allegations in the lawsuit, the Offeror did not have a “hidden agenda” with respect to the Grace Property and has performed and is performing all its obligations under the option agreement. The exploration program carried out to date by the Offeror on the Grace Property has been extensive and, although no potentially economic mineralization has been found, the Offeror intends to continue the exploration program contemplated under the terms of the option agreement and specific exploration targets have been identified for the 2006 program.

          The government of British Columbia, which owns the surface and approves the location of any mine facilities, has granted the Offeror a permit to conduct surface work and condemnation drilling over a portion of the Grace Property which the Offeror proposes to use as a possible tailings site for the Galore Creek project. The Offeror has no intention to create a tailings site over any portion of the Grace Property where it would be reasonable to expect there could be economically valuable mineralization and the location of the tailings site does not preclude further exploration on the Grace Property. Although the Offeror does not consider it essential that it own all or any portion of the Grace claims for the purpose of proceeding with the Galore Creek project, the acquisition of 100% of Pioneer’s interest in the Grace Property would facilitate the optimization of the development of the Galore Creek district. However, in a number of discussions between Rick Van Nieuwenhuyse, the President and Chief Executive Officer of the Offeror, and Stephen Sorensen, the President and Chief Executive Officer of Pioneer, it became apparent to the Offeror that the successful negotiation with Pioneer’s management of the purchase of Pioneer’s interest in the Grace Property could not be accomplished on commercially reasonable terms.

          If the Offer is successful and the Offeror acquires 100% of the outstanding Common Shares, the Offeror will be able to consolidate its land position in the Galore district, including the contiguous Galore Creek project and Grace Property, and intends to conduct a detailed review of Pioneer’s other assets, operations, policies and personnel to determine what changes, if any, should be considered in light of such review and the circumstances at that time.

5.       Ownership of Common Shares

          As of the date hereof, NovaGold beneficially owns 3,921,568 Common Shares (or approximately 6.53% of the outstanding Common Shares) and, on March 30, 2006, exercised warrants to acquire 1,960,784 Common Shares at a price of $0.35 per Common Share. Pioneer has refused to acknowledge Offeror’s exercise of those warrants or issue the 1,960,784 Common Shares. The warrants and the Offeror’s exercise of same are in part the subject of ongoing litigation between NovaGold and Pioneer. NovaGold and its affiliates do not beneficially own, directly or indirectly, nor do they exercise direction over, or have the right to acquire, any other securities of Pioneer. In addition, no director or senior officer of NovaGold or, to the knowledge of the directors and senior officers of NovaGold after reasonable enquiry, no associate of any director or senior officer of NovaGold and no person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of NovaGold, owns or has control or direction over any securities of Pioneer.

          There is no person or company acting jointly or in concert with NovaGold in connection with the transactions described in the Offer and this Circular.

6.       Trading in Common Shares

          Other than as described above, no securities of Pioneer have been traded during the 12 month period preceding the date of the Offer by NovaGold, the directors or senior officers of NovaGold, or, to the knowledge of the directors and senior officers of NovaGold after reasonable enquiry, by any associate or affiliate of NovaGold, any associate of any director or senior officer of NovaGold, or any person or company who beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of any class of equity securities of NovaGold.

7.       Commitments to Acquire Securities

          Other than as described above, no arrangements, agreements, commitments or understandings to acquire any Common Shares have been made by NovaGold, the directors and senior officers of NovaGold or, to the knowledge of the directors and senior officers of NovaGold after reasonable enquiry, by any associate or affiliate of NovaGold, any associate of any director or senior officer of NovaGold, or any person or company who beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of any class of equity securities of NovaGold.

8.       Material Changes and Other Information

          NovaGold has no information that has not been publicly disclosed by Pioneer that indicates any material change in the affairs of Pioneer since the date of the last published financial statements of Pioneer. NovaGold has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

9.       Source of Funds

          If the Offeror acquires all of the Common Shares subject to the Offer, the maximum amount of cash required for the purchase of all such Common Shares, excluding fees and expenses of the Offer which are estimated to be $2.5 million and excluding the cost to acquire NovaGold’s current interest in Pioneer, is estimated by the Offeror to be approximately $34.6 million. This amount will be satisfied by the use of cash on hand.

10.      Effect of the Offer on Market and Listings

          The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly as well as the number of Shareholders and, depending on the number of Shareholders depositing Common Shares and the number of Common Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

          The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Common Shares from the TSX. These criteria include the number of holders of Common Shares and the number and aggregate market value of Common Shares publicly held. Depending on the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and that could, in turn, adversely affect the market or result in the lack of an established market for the Common Shares.

          If sufficient Common Shares are validly deposited under the Offer, the Offeror may seek to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 13 of the Circular, “Acquisition of Common Shares Not Deposited”. If a Compulsory Acquisition or a Subsequent Acquisition Transaction is effected, the Common Shares would be delisted from the TSX.

11.      Information Concerning Common Shares

Authorized and Outstanding Capital

          The authorized capital of Pioneer consists of an unlimited number of Common Shares and 10,000,000 preference shares without par value, none of which the Offeror believes are currently outstanding. Based on publicly available information reported by Pioneer, the Offeror believes that Pioneer’s issued and outstanding capital consisted of approximately 60,065,876 Common Shares as of June 16, 2006 (which number does not include the 1,960,784 Common Shares issuable to the Offeror pursuant to its exercise of warrants on March 30, 2006). Each Common Share carries the right to one vote at all meetings of Shareholders and the right to receive such dividends as the directors of Pioneer in their discretion may declare and to receive a pro rata share of the remaining assets of Pioneer in the event of the liquidation, dissolution or winding-up of Pioneer.

Price Range and Trading Volume of Common Shares

          The Common Shares are listed and posted for trading on the TSX. The volume of trading and price ranges of the Common Shares on the TSX are set forth in the following table for the periods indicated.

Trading History

Period	High	Low	Volume
2005
June	$0.295	$0.225	708,979
July	$0.300	$0.220	503,838
August	$0.380	$0.260	1,139,436
September	$0.440	$0.320	1,729,158
October	$0.500	$0.380	2,062,837
November	$0.430	$0.380	550,286
December	$0.420	$0.380	530,871

Period	High	Low	Volume
2006
January	$0.600	$0.390	1,698,780
February	$0.570	$0.485	1,293,666
March	$0.600	$0.500	702,165
April	$0.500	$0.445	596,510
May	$0.520	$0.450	1,585,207
June 1 – 16	$0.490	$0.405	897,227

          The closing price of the Common Shares on the TSX on June 16, 2006, the last trading day prior to the announcement of this Offer was $0.43.

          The $0.57 cash Offer price for each Common Share represents a premium of 33% over the June 16, 2006 closing price and of 30% over the volume weighted average trading price of the Common Shares on the TSX for the 20 trading days ended June 16, 2006.

Prior Distributions and Purchases of Common Shares

          Based on publicly available information, the Offeror believes that the following table sets out all distributions and purchases of Common Shares by Pioneer during the five years preceding the offer:

		Aggregate
		Proceeds to
Period	Price	Pioneer
2001
Redemption of 800,000 Common Shares by Pioneer	$0.10125 per share	$(81,000)
2002
Issuance of 100,000 Common Shares on exercise of stock options	$0.12 per share	$12,000
2003
February 2003 issuance of 1,000,000 units, each unit consisting of one Common Share and one half a warrant to purchase an
additional common share at $0.12 per Common Share until
February 3, 2005	$0.12 per unit	$120,000
October 2003 issuance of 4,000,000 units, each unit consisting of one Common Share and one half a warrant to purchase an
additional common share at $0.12 per Common Share until
October 24, 2005	$0.12 per unit	$480,000
2004
March 2004 issuance of 3,921,568 units to NovaGold, each unit consisting of one Common Share and one half a warrant to
purchase an additional common share at $0.35 per Common
Share until March 31, 2006	$0.255 per unit	$1,000,000
Issuance of 60,000 Common Shares on exercise of stock options	$0.06 per share	$3,600
2005
Issuance of 2,050,000 Common Shares on exercise of stock
options	$0.06 per share	$123,000
Issuance of 2,499,999 Common Shares on exercise of share
purchase warrants	$0.12 per share	$300,000

          Additionally, on March 30, 2006, NovaGold exercised warrants to acquire 1,960,784 Common Shares at a price of $0.35 per Common Share for an aggregate proceeds to Pioneer of $686,274.40, but Pioneer refused to issue the 1,960,784 Common Shares. The warrants and the Offeror’s exercise of same are in part the subject of ongoing litigation between NovaGold and Pioneer.

Dividend Record for Common Shares

          Based on publicly available information reported by Pioneer, since incorporation Pioneer has not paid any dividends on its Common Shares.

12.      Regulatory Matters

Competition Act (Canada)

          The Competition Act requires pre-merger notification to the Commissioner of transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold. Specifically, pre-merger notification is generally required with respect to transactions in respect of which the parties and their affiliates, in aggregate, have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of $400 million and which involve the direct or indirect acquisition of assets of an operating business in Canada or a voting interest in a corporation that carries on an operating business in Canada, of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds $50 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation (or more than 50%, if the acquiror(s) already hold(s) 20% or more).

          Based upon an examination of information available to the Offeror relating to the Pioneer, the Offeror believes that neither of these financial thresholds are met in this case and no pre-merger notification to the Commissioner is required for this transaction.

13.      Acquisition of Common Shares Not Deposited

Compulsory Acquisition

          If, by the Expiry Time or within four months after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Common Shares, other than Common Shares held at the date of the Offer by or on behalf of NovaGold, its affiliates or their nominees, and the Offeror acquires such deposited Common Shares, then the Offeror intends to acquire, pursuant to the provisions of Section 300 of the BCBCA, the remainder of the Common Shares held by each Shareholder who did not accept the Offer (a “Dissenting Offeree”) (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Common Shares that were acquired under the Offer (a “Compulsory Acquisition”).

          To exercise this statutory right, the Offeror must give written notice (the “Offeror’s Notice”) to the Dissenting Offerees, within five months after the making the Offer, of the Offeror’s intent to acquire such Common Shares under Section 300 of the BCBCA. Upon giving such notice, the Offeror will be entitled and bound to acquire every Common Share held by the Dissenting Offerees to whom a notice was given for the price and on the terms set forth in the Offer, unless the Supreme Court of British Columbia (the “Court”) on application by any Dissenting Offeree to whom a notice was given, within two months after the date of giving such notice, orders otherwise. Pursuant to any such application, the Court may fix the price and terms of payment for the Common Shares held by the Dissenting Offeree and make any such consequential orders and give such directions as the Court considers appropriate.

          Where a notice has been given by the Offeror and the Court has not, on an application made by a Dissenting Offeree to whom a notice was given, ordered otherwise, the Offeror must, on the expiration of two months from the date on which a notice was given or, if an application to the Court by a Dissenting Offeree to whom notice was given is then pending, then after that application has been disposed of, send a copy of the notice to Pioneer and forward to Pioneer the full amount of the consideration payable by the Offeror for the Common Shares that the Offeror is entitled to acquire and Pioneer must thereupon register the Offeror as a shareholder of Pioneer with respect to such Common Shares.

          Section 300 of the BCBCA also provides, in effect, that if the Offeror is entitled to deliver the notice and has chosen not to do so, the Dissenting Offerees may, by following the procedures specified therein, require the Offeror to purchase their Common Shares at the same price and on the same terms as are contained in the Offer.

          The foregoing is a summary only. See Section 300 of the BCBCA for the full text of the relevant statutory provisions, a copy of which attached as Schedule I to this Circular. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about these provisions should consult with their legal advisors.

Subsequent Acquisition Transaction

          If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the Compulsory Acquisition procedure described above is not available or if the Offeror elects not to proceed under such procedure, the Offeror intends to cause a meeting of the Shareholders to be called to consider an amalgamation, statutory arrangement, merger or other combination involving Pioneer and the Offeror or another affiliate of the Offeror (a “Subsequent Acquisition Transaction”) pursuant to which either or both of the Offeror or a successor corporation would acquire all Common Shares not tendered to the Offer for cash at the same price per Common Share as in the Offer. The Offeror intends to complete such Subsequent Acquisition Transaction within 120 days after the date of expiry of the Offer. If the Minimum Tender Condition is satisfied, the Offeror should own sufficient Common Shares to effect such a Subsequent Acquisition Transaction.

          Under the BCBCA, a Subsequent Acquisition Transaction requires the approval of at least 662/3% of the votes cast by Shareholders entitled to vote at a meeting of Shareholders duly called and held for the purpose of approving such transaction. NovaGold intends to cause any Common Shares acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction, to the extent that such Common Shares are eligible to vote. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction would be in the same form as offered under, and equal in value to the price received by the Shareholders under, the Offer.

          Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Shares pursuant to such transaction or pursuant to the Offer.

          Each type of Subsequent Acquisition Transaction described above would constitute a “going private transaction” within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the “Regulations”) and Policy Q-27 as well as a “business combination” for purposes of OSC Rule 61-501.

          Certain Canadian securities legislation, rules and regulations, including OSC Rule 61-501 and Policy Q-27, provide that, unless exempted, a corporation proposing to carry out a going private transaction or business combination is required to obtain a valuation of the Common Shares and to provide to the holders of the Common Shares a summary of such valuation. The Offeror intends to rely on exemptions available pursuant to OSC Rule 61-501, Policy Q-27 and other Canadian securities legislation, rules and regulations exempting the Offeror from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. The Offeror is applying for waivers of the requirement to prepare a valuation in each of the provinces where a valuation would otherwise be required.

          In addition to the provisions of the BCBCA that require the approval of at least 662/3% of the votes cast by holders of the outstanding Common Shares to approve any Subsequent Acquisition Transaction, OSC Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by “minority” shareholders of the Common Shares must be obtained unless an exemption is available or discretionary relief is granted by securities regulatory authorities.

          In general and subject to certain exceptions, under OSC Rule 61-501 and Policy Q-27, “minority” holders in relation to any Subsequent Acquisition Transaction will be all Shareholders other than: (i) the Offeror (other than in respect of Common Shares acquired pursuant to the Offer, as described below); (ii) any person or company that is an “interested party” (as defined in OSC Rule 61-501 and Policy Q-27); (iii) a “related party” (as defined in OSC Rule 61-501 and Policy Q-27) of an interested party; or (iv) any joint actor with a person or company referred to in subsections (ii) and (iii) above.

          However, OSC Rule 61-501 and Policy Q-27 also provide that, in certain circumstances, the Offeror may treat Common Shares acquired pursuant to the Offer as “minority” shares and to vote them, or to consider them voted, in favour of the Subsequent Acquisition Transaction.

          For purposes of OSC Rule 61-501, minority shares will include Common Shares tendered to the Offer if:

(i)	the Shareholder who tenders such Common Shares to the Offer was not a joint actor with the Offeror in respect of the Offer;

(ii)	the Shareholder who tenders such Common Shares to the Offer was not:

	A.	a direct or indirect party to any “connected transaction” (as defined in OSC Rule 61-501) to the Offer; or

B.

entitled to receive, directly or indirectly, in connection with the Offer, any consideration per Common Share that was not identical in amount and form to the entitlement of the general body of Shareholders or a collateral benefit;

(iii)	the Subsequent Acquisition Transaction is effected by the Offeror or one of its affiliates and is completed no later than 120 days after the Expiry Date;

(iv)

the consideration per Common Share that Shareholders would receive in the Subsequent Acquisition Transaction is at least equal in value to, and is in the same form as, the consideration that Shareholders received under the Offer; and

(v)	certain other requirements are met, including this document containing certain required disclosure.

          For purposes of Policy Q-27, minority shares will include Common Shares tendered to the Offer if:

(i)

the Shareholder who tenders such Common Shares to the Offer did not receive consideration per Common Share which was not identical in amount and type to that paid to all other holders Common Shares or, on completion of the transaction, such Shareholder did not hold an interest in equity securities of Pioneer other than Common Shares;

(ii)	the Subsequent Acquisition Transaction is proposed by the Offeror or one of its affiliates, involves the Common Shares and is completed no later than 120 days after the Expiry Date;

(iii)

the consideration per Common Share in the Subsequent Acquisition Transaction is at least equal in value to the consideration per Common Share paid by the Offeror in the Offer, and is in the same form as the consideration per Common Share in the Offer; and

(iv)	certain other requirements are met, including this document containing certain required disclosure.

          The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same form as, and would be equal in value to the price offered under, the Offer and to satisfy the other conditions and requirements specified above such that all Common Shares acquired by the Offeror pursuant to the Offer will be voted in favour of such Subsequent Acquisition Transaction. At the date hereof, the only Common Shares known to the Offeror that would be required to be excluded in determining whether minority approval had been obtained are the 3,921,568 Common Shares held by the Offeror and, if issued, the 1,960,784 Common Shares issuable to NovaGold pursuant to its exercise of share purchase warrants. These warrants and the Offeror’s exercise of same are in part the subject of ongoing litigation between NovaGold and Pioneer.

          In addition, under OSC Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority shareholders.

          Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

          See “Canadian Federal Income Tax Considerations” in Section 17 below for a discussion of the tax consequences to Shareholders in the event of a Subsequent Acquisition Transaction.

Other Alternatives

          If the Offeror proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or otherwise does not complete a Subsequent Acquisition Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Common Shares in the open market, in privately negotiated transactions, in other take-over bids or exchange offers or otherwise, or from Pioneer or taking no further action to acquire additional Common Shares. Any additional purchase of Common Shares could be at prices greater than, equal to or less than the value of the consideration to be paid for the Common Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the value of the consideration paid for Common Shares under the Offer.

14.      Agreements, Arrangements or Understandings

          There are no arrangements or agreements made or proposed to be made among NovaGold and any of the directors or senior officers of Pioneer and no payments or other benefits are proposed to be made or given by NovaGold by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office following the completion of the Offer. There are no agreements, arrangements or understandings, formal or informal, among NovaGold and any securityholder of Pioneer with respect to the Offer or among NovaGold and any person or company with respect to any securities of Pioneer in relation to the Offer.

15.      Dealer Manager and Soliciting Dealer Group

          The Offeror has engaged RBC Dominion Securities Inc. as Dealer Manager in Canada to solicit acceptances of the Offer. The Dealer Manager has undertaken to form and manage a soliciting dealer group comprising members of the Investment Dealers Association of Canada, the TSX and the TSX Venture Exchange to solicit acceptances of the Offer in Canada. The Dealer Manager will also solicit acceptances of the Offer in the United States through its U.S. affiliate, RBC Capital Markets Corporation. Each member of the soliciting dealer group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer” and all members together are referred to as the “Soliciting Dealer Group”.

          The Offeror has agreed to pay each Soliciting Dealer whose name appears in the appropriate space on a Letter of Transmittal accompanying a deposit of Common Shares a fee of $0.01 for each such share deposited under the Offer by a holder in Canada and acquired by the Offeror. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing holder of Common Shares will be a minimum of $100 and a maximum of $1,500 and shall be subject to a minimum of 1,000 Common Shares being deposited. Where Common Shares deposited and registered in one name are beneficially owned by more than one person, the minimum and maximum amounts will be applied to each beneficial owner. The Offeror may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit. Where a single beneficial owner deposits Common Shares registered in more than one name, all such shares will be aggregated in determining whether the maximum applies.

          The Dealer Manager will also be reimbursed by the Offeror for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities (including liabilities under securities laws) in connection with the Offer.

          No fee or commission will be payable by any Shareholder who transmits such holder’s Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer. Stockbrokers, investment dealers, banks, trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

16.      Depositary and Information Agent

         The Offeror has engaged the Depositary for the receipt of certificates representing Common Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Common Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities (including liabilities under securities laws) and expenses in connection therewith.

          Kingsdale Shareholder Services Inc. has been retained as the Information Agent for the Offer. The Information Agent may contact Shareholders by mail, telephone, facsimile or personal interview and may request banks, stockbrokers, investment dealers and other nominees to forward materials relating to the Offer to beneficial holders of Common Shares. Questions and requests for assistance relating to the Offer may be directed to the Information Agent at the address and phone numbers set forth on the cover and the back pages of this Offer and Circular. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

17.      Canadian Federal Income Tax Considerations

          In the opinion of Borden Ladner Gervais LLP, Canadian tax counsel to the Offeror, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to Shareholders who dispose of Common Shares pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction) and who, for purposes of the Tax Act and at all relevant times (i) hold their Common Shares as capital property and (ii) deal at arm’s length with, and are not affiliated with, the Offeror or Pioneer. Common Shares will generally constitute capital property to a holder thereof unless the holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary does not address all issues relevant to Shareholders who acquired their Common Shares on the exercise of employee stock options. Such Shareholders should consult their own tax advisors.

          This summary is not applicable to a Shareholder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), a “specified financial institution” or a Shareholder an interest in which is a “tax shelter investment” (all as defined in the Tax Act). Such Shareholders should consult their own tax advisors.

          This summary is based upon the current provisions of the Tax Act, the regulations thereunder and counsel’s understanding of the current administrative and assessing practices and policies of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) although no assurances can be given that the Proposed Amendments will be enacted as proposed, if at all. This summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action or any changes in the administrative or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

          This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances.

Residents of Canada

          The following portion of the summary is applicable to Shareholders who, at all relevant times, are, or are deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty (a “Resident Shareholder”). Certain Resident Shareholders whose Common Shares might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Sale to the Offeror Pursuant to the Offer

          A Resident Shareholder whose Common Shares are acquired by the Offeror pursuant to the Offer will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition received for such Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such Common Shares.

Taxation of Capital Gains and Capital Losses

          Resident Shareholders will be required to include one-half of the amount of any resulting capital gain (a “taxable capital gain”) in income, and will be required to deduct one-half of the amount of any resulting capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back up to three taxation years or forward indefinitely and deducted against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Any capital loss otherwise determined resulting from the disposition of Common Shares may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on such Common Shares, to the extent and under the circumstances described in the Tax Act.

          In general, a capital loss otherwise arising on the disposition of a share by a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may apply where a corporation is, directly or through a trust or a partnership, a member of a partnership or a beneficiary of a trust that owns shares. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

          A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 62/3% of its “aggregate investment income”. For this purpose, aggregate investment income will include net taxable capital gains.

          Capital gains realized by individuals or trusts, other than certain trusts, may give rise to alternative minimum tax under the Tax Act.

Compulsory Acquisition Pursuant to Section 300 of the BCBCA

          As described in Section 13 of this Circular, “Acquisition of Common Shares Not Deposited – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares pursuant to Section 300 of the BCBCA. The tax consequences to a Resident Shareholder of a disposition of Common Shares in such circumstances will generally be as described above under “Sale to the Offeror Pursuant to the Offer”. Interest paid or credited to a Resident Shareholder (if any) in connection with the exercise of dissent rights under a Compulsory Acquisition must be included in the income of such holder for the purposes of the Tax Act. Resident Shareholders whose Common Shares may be so acquired should consult their own tax advisors in this regard.

Subsequent Acquisition Transaction

          As described in Section 13 of this Circular, “Acquisition of Common Shares Not Deposited - Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. As described in Section 13 of this Circular, “Acquisition of Common Shares Not Deposited - Subsequent Acquisition Transaction”, it is the Offeror’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax consequences of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. The Offeror may propose an amalgamation, statutory arrangement, or other combination transaction. Depending upon the form of the Subsequent Acquisition Transaction, a Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend.

          Subject to the application of subsection 55(2) of the Tax Act, a Resident Shareholder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Common Shares and any such dividends deemed to be received by a Resident Shareholder that is a corporation will generally be deductible in computing the corporation’s income. In the case of a Resident Shareholder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

          Subsection 55(2) of the Tax Act provides that where a corporate Resident Shareholder would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Common Shares, for the purpose of computing the Resident Shareholder’s capital gain on the disposition of such shares. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

          A Resident Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1 / 3 % of dividends received (or deemed to be received) on the Common Shares to the extent that such dividends are deductible in computing the holder’s taxable income.

          Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Resident Shareholder.

Delisting of Common Shares

          As described in Section 10 of this Circular, “Effect of the Offer on the Market and Listings”, Common Shares may be delisted from the TSX. In certain circumstances, a delisting could adversely affect a Shareholder that does not sell its shares to the Offeror pursuant to the Offer and that is a trust governed by a registered retirement savings plan (or other deferred income plan) by subjecting such Shareholder to certain taxes and penalizing provisions under the Tax Act. Resident Shareholders who may be so affected should consult with their own tax advisors in this regard.

Non-Residents of Canada

          The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, is neither a resident, nor deemed to be a resident, of Canada for purposes of the Tax Act and any applicable tax treaty, and who does not use or hold, and is not deemed to use or hold, the Common Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-Canadian Shareholder that is an insurer that carries on an insurance business in Canada and elsewhere. NonResident Shareholders should consult their own tax advisors for advice with respect to any foreign tax consequences of the Offer.

Sale to the Offeror Pursuant to the Offer

          A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares, unless the Common Shares are “taxable Canadian property”, as defined in the Tax Act, to the Non-Resident Shareholder for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

          Generally, Common Shares will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (i) such shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time, and (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Pioneer at any time during the during the 60 month period immediately preceding the disposition of the Common Shares.

          If the Common Shares are or are deemed to be taxable Canadian property and the disposition of such Common Shares by a Non-Resident Shareholder gives rise to a capital gain which is not exempt from Canadian tax under the terms of an applicable income tax treaty, the tax consequences as described above under the heading “Taxation of Capital Gains and Capital Losses” will generally apply. Non-Resident Shareholders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Compulsory Acquisition Pursuant to Section 300 of the BCBCA

          Subject to the discussion below under “Delisting of Common Shares”, a Non-Resident Shareholder will not be subject to income tax under the Tax Act on a disposition of Common Shares either pursuant to the Offeror’s statutory rights of purchase pursuant to Section 300 of the BCBCA described in Section 13 of this Circular, “Acquisition of Common Shares Not Deposited – Compulsory Acquisition” or on an exercise of dissent rights in respect thereof unless the Common Shares are “taxable Canadian property” to the Non-Resident Shareholder for purpose of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Where interest is paid or credited to a Non-Resident Shareholder in connection with the exercise of dissent rights under a Compulsory Acquisition, such Non-Resident Shareholder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Where the Non-Resident Shareholder is a U.S. resident entitled to benefits under the Canada- U.S. Income Tax Convention (1980) and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is generally reduced to 10%.

Subsequent Acquisition Transaction

          As described in Section 13 of this Circular, “Acquisition of Common Shares Not Deposited – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited – Subsequent Acquisition Transaction”, it is the Offeror’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer.

          The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or be deemed to receive a dividend, as discussed above under the heading “Residents of Canada – Subsequent Acquisition Transaction”. Whether or not a Non-Resident Shareholder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Common Shares are “taxable Canadian property” to the Non-Resident Shareholder for purposes of the Tax Act or whether the Non-Resident Shareholder is entitled to relief under an applicable income tax convention and the circumstances at that time (see in particular the discussion below under “Delisting of Common Shares”). Dividends paid or deemed to be paid or credited to a NonResident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Where the Non-Resident Shareholder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Delisting of Common Shares

          As noted in Section 10 of this Circular, “Effect of the Offer on the Market and Listings”, Common Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. NonResident Shareholders are cautioned that if the Common Shares are not listed on a prescribed stock exchange at the time they are disposed of: (i) the Common Shares will be taxable Canadian property to a Non-Resident Shareholder; (ii) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident; and (iii) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder, in which case the Offeror or any other person that acquires Common Shares from the Non-Resident Shareholder will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Shareholder.

          Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Common Shares pursuant to the Offer.

18.      Acceptance of the Offer

          Other than as described herein, the Offeror has no knowledge, after reasonable enquiry, of whether any Shareholder will accept the Offer.

19.      Statutory Rights

          Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF LEGAL COUNSEL

TO:   THE DIRECTORS OF NOVAGOLD RESOURCES INC.

          We hereby consent to the reference to our opinion contained under “Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated June 19, 2006 by NovaGold Resources Inc. to the holders of Common Shares of Pioneer Metals Corporation.

Vancouver, Canada	(Signed) BORDEN LADNER GERVAIS LLP
June 19, 2006

APPROVAL AND CERTIFICATE OF NOVAGOLD RESOURCES INC.

June 19, 2006

     The contents of the Offer and the Circular (including the schedule thereto which is incorporated therein by reference) have been approved, and the sending, communication or delivery thereof to the Shareholders of Pioneer Metals Corporation has been authorized by, the Board of Directors of NovaGold Resources Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

(Signed) RICK VAN NIEUWENHUYSE	(Signed) ROBERT J. MACDONALD
President and Chief Executive Officer	Senior Vice-President, Chief Financial Officer
and Secretary

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) JAMES PHILIP	(Signed) GEORGE BRACK
Director	Director

SCHEDULE I

SECTION 300 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

300 (1) In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a)	make an acquisition offer jointly or in concert, or

(b)	intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree”, in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2)	For the purposes of this section,

	(a)	every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)

each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3)

If an acquisition offer is accepted within the meaning of subsection (2) (b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4)

If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5)	On the application of an offeree under subsection (4), the court may

	(a)	set the price and terms of payment, and

	(b)	make consequential orders and give directions the court considers appropriate.

(6)

If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

	(a)	send a copy of the notice to the subject company, and

	(b)	pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

I-1

(7)

On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

(8)

Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9)

If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10)

If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

I-2

The Information Agent for the Offer is:

KINGSDALE SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone: 1-866-833-6977

Outside North America, Banks and Brokers Call Collect: 416-867-2272
email: contactus@kingsdaleshareholder.com

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Mail:	By Hand or By Courier:

	Vancouver	Toronto

P.O. Box 1036	1066 West Hastings Street,	199 Bay Street
Adelaide Street Postal Station	16th Floor	Commerce Court West,
Toronto, Ontario	Vancouver, British	Securities Level
M5C 2K4	Columbia	Toronto, Ontario
	V6E 3X1	M5L 1G9

Telephone: (416) 643-5500
Toll free: 1-800-387-0825

Email: inquiries@cibcmellon.com

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

In Canada:	In the United States:

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

200 Bay Street, 4th Floor	Two Embarcadero Center
Toronto, Ontario	Suite 1200
M5J 2N7	San Francisco, California, U.S.A. 94111

Telephone: (416) 842-7728	Toll Free: 1-866-370-5735
Toll Free: 1-866-370-5735

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent at its telephone numbers and address set out above.